UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12631

CONSOLIDATED GRAPHICS, INC.

(Exact name of registrant as specified in its charter)

5858 Westheimer, Suite 200

Houston, Texas 77507

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

Rights to Purchase Series A Junior Participating Preferred Stock, $1.00 par value

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value: One

Rights to Purchase Series A Junior Participating Preferred Stock, $1.00 par value: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2014	CONSOLIDATED GRAPHICS, INC.

	By:	/s/ Suzanne S. Bettman
		Name:	Suzanne S. Bettman
		Title:	Executive Vice-President, Secretary and Chief Compliance Officer